UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D / A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Raadr, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

72449Q100
(CUSIP Number)

Richard Hybner
12235 S. HONAH LEE COURT
PHOENIX, AZ 85044 USA
480.747.2711

Copies to:
Joshua Schneiderman
Snell & Wilmer L.L.P.
TWO CALIFORNIA PLAZA
350 SOUTH GRAND AVENUE
SUITE 2600
LOS ANGELES, CA 90071 USA
213.929.2545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 72449Q100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY ) Richard Hybner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES	7.	SOLE VOTING POWER 9,241,050
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 9,241,050
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,241,050
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.92%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 72449Q100	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of Raadr, Inc., a Nevada corporation formerly known as Pitooey!, Inc. (the “Company”), and amends the Schedule 13D filed by Richard Hybner (“Hybner”) with the Securities and Exchange Commission on May 27, 2015 (the “Original Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

On August 21, 2015, Hybner and the Company entered into a Settlement and Release Agreement (as amended, the “Agreement”) following the termination of Hybner’s employment agreement with the Company in order to settle matters between the parties, including, among other things, the amount of unpaid salary and severance owed to Hybner and the Company’s obligation to accommodate the sale of all or a portion of Hybner’s equity interest in the Company.  Pursuant to the Agreement, Hybner (i) acquired 666,050 shares of Common Stock in satisfaction of unpaid salary and severance owed to Hybner; (ii) acquired 75,000 shares of Common Stock in exchange for (a) 37,500 shares of the Company’s Series B Convertible Preferred Stock and (b) 75,000 immediately exercisable warrants to purchase 75,000 shares of Common Stock, previously purchased by Hybner from the Company and (iii) acquired 8,500,000 shares of unrestricted Common Stock in exchange for 10,000,000 shares of restricted Common Stock previously purchased by Hybner in connection with a private resale from another stockholder.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

Hybner acquired the shares of Common Stock as reported herein for investment purposes, as discussed in Item 3 above and incorporated into this Item 4 by reference.  Hybner has no plans or proposals that relate to or would result in any of the actions or transactions described in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (i) or (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) Hybner beneficially owns an aggregate of 9,241,050 shares of Common Stock, which represents approximately 8.92% of the Company’s outstanding shares of Common Stock (based on (i) 133,779,923 shares of Common Stock outstanding as of April 7, 2015, as reported in the Company’s Definitive Information Statement filed with the Securities and Exchange Commission on June 22, 2015, less (ii) 30,178,472 shares of Common Stock retired by the Company, as announced in the Company’s press release dated June 1, 2015).

(b) Hybner has sole voting and dispositive power over the 9,241,050 shares of Common Stock that he owns.

CUSIP No. 72449Q100	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

Pursuant to the Agreement, if, at any time during the period commencing from the one (1) month anniversary of the date of the Agreement and ending on the five (5) year anniversary of the date of the Agreement, the Company shall fail for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c), then, as partial relief for the damages to Hybner by reason of any such failure, the Company shall immediately issue to Hybner 1,500,000 shares of Common Stock.  In addition, if, at any time during the period commencing on the date of the Agreement and ending on the five (5) year anniversary of the date of the Agreement, the Company shall file any document with the Securities and Exchange Commission in which it claims to be a shell company as defined under the rules of the Securities and Exchange Commission, then, as partial relief for the damages to Hybner by reason of any such filing, the Company shall immediately issue to Hybner 1,500,000 shares of Common Stock.

Other than as described above and in Item 3, to Hybner’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Hybner and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Settlement and Release Agreement, dated as of August 21, 2015, by and between Hybner and the Company, is filed as Exhibit 1 hereto.

The First Amendment to Settlement and Release Agreement, dated as of September 1, 2015, by and between Hybner and the Company, is filed as Exhibit 2 hereto.

CUSIP No. 72449Q100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2015

RICHARD HYBNER

/s/ Richard Hybner
Name: Richard Hybner

EXHIBIT INDEX

Exhibit 1	Settlement and Release Agreement, dated as of August 21, 2015, by and between Hybner and the Company

Exhibit 2	First Amendment to Settlement and Release Agreement, dated as of September 1, 2015, by and between Hybner and the Company

EXHIBIT 1

SETTLEMENT AND RELEASE AGREEMENT

This Settlement and Release Agreement (the “Agreement”) is made this 21st day of August, 2015, by and between Richard Hybner, an individual (“Hybner”), and Raadr, Inc., a Nevada corporation formerly known as Pitooey!, Inc. (“Raadr”).

RECITALS

WHEREAS, pursuant to an Employment Agreement, dated May 2, 2014 (the “Employment Agreement”), between Hybner and Raadr, Hybner was appointed Chief Executive Officer of Raadr effective May 2, 2014;

WHEREAS, on June 19, 2014, Hybner acquired 10,000,000 shares (the “Currently Owned Common Shares”) of common stock, par value $0.001 per share (“Common Stock”), of Raadr in connection with a private resale of Raadr Common Stock from another shareholder for cash consideration of $1,000;

WHEREAS, on July 18, 2014, Hybner purchased for $30,000, directly from Raadr, (i) 37,500 shares of Series B Convertible Preferred Stock of Raadr (the “Currently Owned Preferred Shares”) which are convertible into 37,500 Shares upon 61 days prior notice to Raadr, and (ii) 75,000 immediately exercisable warrants (the “Currently Owned Warrants”) to purchase 75,000 Shares at a purchase price of $0.50 per share;

WHEREAS, on January 16, 2015, Hybner notified Raadr of his termination of the Employment Agreement for “good cause”, effective January 17, 2015;

WHEREAS, following the termination of the Employment Agreement, the parties disagreed over several matters, including, among other things, the amount of unpaid salary and severance owing to Hybner and Raadr’s obligation to accommodate the sale of all or a portion of Hybner’s equity interest in Raadr; and

WHEREAS, in order to avoid the uncertainties, inconvenience and expense of continuing disputes and potential litigation, the parties to this Agreement now desire to compromise and settle all claims, causes of action, and issues in dispute between them from the beginning of time through and including the date hereof all on the terms set forth herein.

AGREEMENT

The parties to this Agreement, by and through their attorneys, intending to be legally bound and in consideration of the mutual covenants and provisions set forth herein, the receipt of which by each party to this Agreement is hereby acknowledged, agree as follows:

1.             Satisfaction of Unpaid Salary and Severance.  The parties agree that the aggregate amount of unpaid salary and severance owing to Hybner as of the date hereof is $108,209.94 (the “Unpaid Salary and Severance Amount”).  In addition, the parties agree that Raadr will pay to Hybner $25,000 (the “Reimbursement Amount”) as full reimbursement for Hybner’s legal fees incurred in pursuing his rights to the Unpaid Salary and Severance Amount and the other matters in dispute among the parties.  In full satisfaction of the Unpaid Salary and Severance Amount and the Reimbursement Amount, Raadr agrees to issue to Hybner concurrent with the signing of this Agreement, and Hybner agrees to accept from Raadr, (a) an aggregate of 666,050 shares (the “Unpaid Salary, Severance and Reimbursement Shares”) of Common Stock, and (b) $400 in cash.  All such Unpaid Salary, Severance and Reimbursement Shares will be issued to Hybner in certificated form, free of any restricted legend.

2.             Exchange of Preferred Shares and Warrants for Common Stock.  The parties agree that, concurrent with the signing of this Agreement, Raadr shall issue to Hybner, in exchange for the Currently Owned Preferred Shares and Currently Owned Warrants (which the parties acknowledge are uncertificated), 37,500 shares of Common Stock in certificated form free of any restricted legend (the “Converted Shares”).

3.             Exchange of Shares with Restricted Legend for Shares without Restricted Legend.  The parties agree that, concurrent with the signing of this Agreement, Hybner shall tender to Raadr the Currently Owned Common Shares, represented by Certificate No. PY1123 and bearing a restricted legend, in exchange for the concurrent issuance by Raadr of 8,500,000 shares of Common Stock in certificated form free of any restricted legend (the “New Unlegended Shares” and, collectively with the Unpaid Salary, Severance and Reimbursement Shares and the Converted Shares, the “New Hybner Shares”).  If, at any time during the period commencing from the one (1) month anniversary of the date of this Agreement and ending on the five (5) year anniversary of the date of this Agreement, Raadr shall fail for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) (a “Public Information Failure”) then, as partial relief for the damages to Hybner by reason of any such failure, Raadr shall immediately issue to Hybner 1,500,000 shares of Common Stock in certificated form free of any restricted legend.  If, at any time during the period commencing on the date of this Agreement and ending on the five (5) year anniversary of the date of this Agreement, Raadr shall file any document with the Securities and Exchange Commission in which it claims to be a shell company as defined under the rules of the Securities and Exchange Commission, then, as partial relief for the damages to Hybner by reason of any such failure, Raadr shall immediately issue to Hybner 1,500,000 shares of Common Stock in certificated form free of any restricted legend.

4.             Agreement to Comply with Securities Laws.  Notwithstanding whether any New Hybner Shares become Released Shares pursuant to Section 5 of this Agreement, Hybner agrees not to offer for sale, sell, transfer, assign, pledge, hypothecate or otherwise dispose of any New Hybner Shares unless such New Hybner Shares are qualified and registered under the Securities Act of 1933, as amended (the “Securities Act”) and under applicable state securities laws or pursuant to a valid exemption under the Securities Act such that qualification and registration is not required.

5.             Lock-Up.  Hybner agrees that he shall not, during the 20 month period following the date of this Agreement (the “Lock-Up Period”), offer, sell, pledge, assign, transfer, grant, lend, or otherwise dispose of, directly or indirectly, any New Hybner Shares except for Released Shares.  On each one-month anniversary of the date of this Agreement, 1/20th of the New Hybner Shares shall be released from this lock-up and shall be deemed “Released Shares.”

6.             Anti-Dilution.  If, after the date hereof, Raadr shall issue to any person or legal entity (including, without limitation, any existing shareholder) any New Securities, then, concurrently with such issuance of New Securities, Raadr shall issue to Hybner, for no consideration, a number of shares or units of the New Securities equal to: (a) ((i) the total number of shares of Common Stock owned by Hybner immediately prior to the issuance of New Securities, divided by (ii) the total number of shares of Common Stock owned by all of Raadr’s shareholders (on a fully diluted basis) immediately prior to the issuance of New Securities), multiplied by (b) the total number of shares or units of New Securities Raadr will issue.  “New Securities” means any equity securities of Raadr, whether now authorized or not, and any rights, options, or warrants to purchase said shares of equity securities, and securities of any type whatsoever that are or may become convertible into or exchangeable into or exercisable for such equity securities, other than equity securities issued or issuable in connection with any stock split, reverse stock split, stock dividend, or recapitalization by Raadr.

7.             Hybner Representations and Warranties.  As a material inducement to Raadr to enter into this Agreement, Hybner represents and warrants to Raadr as follows:

(a)              Authority; Enforceability.  Hybner has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by Hybner, and (assuming the due authorization, execution and delivery of this Agreement by Raadr) will constitute a legal, valid, and binding obligation of Hybner, enforceable against Hybner in accordance with its terms.

(b)           Consents and Approvals.  No consents, approvals, authorizations, filings, registrations or notifications to or with any governmental authority or any other person or legal entity are required or necessary in connection with: (a) the execution, delivery and performance by Hybner of this Agreement; or (b) the consummation by Hybner of the transactions contemplated by this Agreement.

(c)           Acquisition for Own Account.  Hybner is acquiring the New Hybner Shares for his own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof.  Hybner has no present intention of offering, selling, pledging, assigning, transferring, granting, lending, or otherwise disposing of, directly or indirectly, any New Hybner Shares.

(d)           Accredited Investor.  Hybner is an “accredited investor” as that term is defined in Regulation D of the General Rules and Regulations under the Securities Act.

(e)           Investment Experience.  Hybner has such knowledge and experience in financial and business matters that Hybner is capable of evaluating the merits and risks of an investment in the New Hybner Shares and understands that (a) an investment in Raadr is suitable only for an investor that is able to bear the economic consequences of losing its entire investment, and (b) the acquisition of the New Hybner Shares pursuant to this Agreement is a speculative investment which involves a high degree of risk of loss of the entire investment.

8.             Raadr Representations and Warranties.  As a material inducement to Hybner to enter into this Agreement, Raadr represents and warrants to Hybner as follows:

(a)              Organization; Good Standing.  Raadr is a corporation duly formed, validly existing and in good standing under the laws of the State of Nevada, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as it is now being conducted.

(b)              Authority; Enforceability.  Raadr has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement.  This Agreement has been duly and validly executed and delivered by Raadr, and (assuming the due authorization, execution and delivery of this Agreement by Hybner) will constitute a legal, valid, and binding obligation of Raadr, enforceable against Raadr in accordance with its terms.

(c)              Consents and Approvals.  No consents, approvals, authorizations, filings, registrations or notifications to or with any governmental authority or any other person or legal entity are required or necessary in connection with: (a) the execution, delivery and performance by Raadr of this Agreement; or (b) the consummation by Raadr of the transactions contemplated by this Agreement.

(d)              Authorization.  The New Hybner Shares to be issued by Raadr have been duly authorized and when issued as contemplated herein will be free from all taxes, liens and charges with respect to the issuance thereof, validly issued, fully paid and non-assessable; and no preemptive rights of stockholders exist with respect to any of the New Hybner Shares or the issuance thereof.

9.             Mutual General Release.

(a)           Both Raadr and Hybner, and their respective (as applicable) agents, spouses, attorneys, employees, parents, subsidiaries, officers, directors, partners, representatives, brokers, independent contractors, insurers, administrators, successors and assigns, release the other party, and their respective (as applicable) agents, attorneys, employees, parents, subsidiaries, shareholders, officers, directors, partners, representatives, brokers, independent contractors, insurers, administrators, predecessors, successors and assigns, from any and all claims, charges, promises, agreements, injuries, demands, controversies, obligations, losses, debts, actions, causes of actions, damages, costs, expenses (including attorneys’ fees), compensation, rights and liabilities of any nature whatsoever, whether known, unknown, anticipated, unanticipated, apparent, concealed, mature, immature, liquidated, or unliquidated whether such party’s claims are direct, indirect, derivative, or otherwise, from the beginning of time through and including the date hereof.  Each party represents and acknowledges that it has been advised by legal counsel as to the effect of such release.  The foregoing release shall NOT operate to release, waive or otherwise impair any claims, rights or remedies arising from the obligations of any party under this Agreement.

(b)           The parties expressly waive and assume the risk of any and all claims for damages about which they, or either of them, do not know or suspect to exist, whether through ignorance, oversight, error, negligence, or otherwise, and which, whether or not, if known, would materially affect the decision to enter into this Agreement.  The parties acknowledge that he/it may hereafter discover claims, facts, damages, and/or causes of action presently unknown, unsuspected, or different from those he/it now suspects or believes to be true.  The parties further agree that this Agreement represents a complete compromise of matters involving disputed issues of law and fact, and assumes that law or facts may be other than believed to be true.  The parties intend by execution of this Agreement to fully, finally, and forever release all known and unknown claims, notwithstanding the discovery or existence of any additional or different facts or claims at any time after this Agreement is executed.

(c)           The parties agree to withdraw any claim(s), charge(s), or complaint(s) against one another that may be pending or that others have initiated, and which remain pending, on his/its behalf.  The parties further agree that he/it will not prosecute or assist any party in any legal action against one another, unless otherwise required by law (for example, responding to a subpoena from a third party and/or from a governmental agency) and/or to the extent that such right may not be waived legally.

10.           No Admission of Liability.  The parties agree that the terms set forth herein represent a good-faith compromise and settlement of disputed claims.  Neither this Agreement nor any action taken in connection herewith shall be deemed an admission of liability on the part of any party.

11.            Indemnification.  Each party agrees to indemnify and hold harmless the other party against any and all loss, cost, damage, liability or expense (including, but not limited to, reasonable attorneys’ fees and costs) arising out of the breach by the indemnifying party of any representation, warranty, agreement or covenant made by it in this Agreement or any document furnished hereunder.

12.           Confidentiality.  This Agreement, and the settlement discussions resulting in this Agreement, are confidential and neither party shall be permitted to disclose them, except: (1) to the party’s own officers, directors, attorneys, employees, accountants, insurers, or reinsurers, or auditors, (2) as required to enforce the terms of this Agreement, (3) as required by this Agreement, law, or court order, and (4) in filings with the Securities and Exchange Commission.

13.           Incorporation of Recitals.  The Recitals above are incorporated into and made part of this Agreement.

14.           Integrated Agreement - This Agreement contains the entire agreement among the parties and supersedes any and all prior representations, negotiations, discussions or agreements pertaining to the subject matter hereof.  Each party hereto has entered into this Agreement solely upon the representations, covenants and warranties contained and referred to herein.  No party hereto has placed any reliance on any representation not expressed or referred to in this Agreement.

15.           Fully Informed Parties - The parties hereto have been represented in the negotiations for and in the preparation of this Agreement by counsel of their own choosing; they have reviewed and understand the provisions of this Agreement; they have had it fully explained to them by their counsel; and they are fully aware of and understand its contents and its legal effect.

16.           Amendments - This Agreement may not be altered, amended, modified, or otherwise changed in any respect or particular whatsoever, except by a writing duly executed by each party hereto.

17.           Counterparts - This Agreement may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same instrument.

18.           Enforceability - To the extent that any portion of this Agreement may be held to be invalid or legally unenforceable by a court of competent jurisdiction, the parties agree that the remaining portions of the relevant paragraph and this Agreement shall not be affected and shall be given full force and effect.

19.           Attorneys’ Fees - The prevailing party in any proceeding or action brought to enforce this Agreement shall be awarded their reasonable attorneys’ fees.

20.           Additional Documents - The Parties agree to promptly execute any further documents that are necessary to accomplish the terms of this Agreement.

21.           Governing Law and Venue.  The interpretation, performance, and enforcement of this Agreement will be governed by the internal laws of the State of Arizona, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Arizona to the rights and duties of the parties.  Venue as to any dispute regarding this Agreement, or interpretation thereof, shall be exclusively in Phoenix, Arizona.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

This is a Release.  Read Before Signing.

/s/ Richard Hybner	RAADR, INC.
RICHARD HYBNER

	By:	/s/ Jacob DiMartino
	Name:	Jacob DiMartino
	Title:	Chief Executive Officer

[Signature Page to Settlement and Release Agreement]

EXHIBIT 2

FIRST AMENDMENT
TO SETTLEMENT AND RELEASE AGREEMENT

THIS FIRST AMENDMENT TO SETTLEMENT AND RELEASE AGREEMENT (this “Amendment”), is made this 1st day of September, 2015, by and between Richard Hybner, an individual (“Hybner”), and Raadr, Inc., a Nevada corporation formerly known as Pitooey!, Inc. (“Raadr”).

RECITALS

WHEREAS, Hybner and Raadr are parties to that certain Settlement and Release Agreement, dated August 21, 2015 (the “Agreement”); and

WHEREAS, Hybner and Raadr desire to amend the Agreement to correct certain clericals errors contained therein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.           Definitions. Any capitalized terms used in this Amendment and not defined herein shall have the meanings ascribed thereto in the Agreement.

2.           Recitals.  This third recital in the Agreement is hereby amended and restated in its entirety to read as follows:

“WHEREAS, on July 18, 2014, Hybner purchased for $30,000, directly from Raadr, (i) 37,500 shares of Series B Convertible Preferred Stock of Raadr (the “Currently Owned Preferred Shares”) which are convertible into 75,000 Shares upon 61 days prior notice to Raadr, and (ii) 75,000 immediately exercisable warrants (the “Currently Owned Warrants”) to purchase 75,000 Shares at a purchase price of $0.50 per share;”

3.           Agreement.  Section 2 of the Agreement titled “Exchange of Preferred Shares and Warrants for Common Stock” is hereby amended to replace the number “37,500” with the number “75,000”.

4.           Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same Amendment.  Executed counterparts of this Amendment may be delivered by facsimile or by e-mail as PDF attachments with the same force and effect as an original.

5.           Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Arizona.

6.           Successors and Assigns. This Amendment shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

7.           Effect of Amendment. In the event of any inconsistencies between this Amendment and the Agreement, the terms of this Amendment shall govern and control. Except as provided for herein, all other terms and conditions of the Agreement shall remain unchanged and the parties hereby reaffirm and ratify the terms and conditions of such Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

/s/ Richard Hybner	RAADR, INC.
RICHARD HYBNER

	By:	/s/ Jacob DiMartino
	Name:	Jacob DiMartino
	Title:	Chief Executive Officer

[SIGNATURE PAGE TO FIRST AMENDMENT
TO SETTLEMENT AND RELEASE AGREEMENT]